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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 19)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 1994 Estimated average burden hours per form. . . 14.90
Papa John's International, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
698813 10 2 (CUSIP Number)
Christopher J. Sternberg, Esq., P. O. Box 99900, Louisville, KY 40269, 502-261-4934 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

        Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813 10 2	SCHEDULE 13D	Page 2 of 4 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Schnatter

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐
N/A

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS* N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
N/A

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES	(7)	SOLE VOTING POWER 5,635,046
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 5,635,046

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,635,046

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%

(14)	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 698813 10 2	Page 3 of 4 Pages

AMENDMENT NO. 19 TO
SCHEDULE 13D
John H. Schnatter

        This Amendment No. 19 amends and supplements the Statement on Schedule 13D filed by John H. Schnatter, as amended by Amendment Nos. 1-18 thereto, with respect to the common stock ("Common Stock") of Papa John's International, Inc. (the "Company"). Such Schedule 13D is hereby amended to add or revise information to the items indicated. Unless otherwise indicated, defined terms have the same meaning set forth in the originally filed Schedule 13D, as amended. The John H. Schnatter Grantor Retained Annuity Trust established in 1997, and previously referred to as the "GRAT," is hereby redefined as the "1997 GRAT."

Item 4.    Purpose of Transaction

        On April 15, 2002, Mr. Schnatter made a gift of 6,650 shares of Common Stock. On April 16, 2002, Mr. Schnatter exchanged 200,401 shares of Common Stock for share interests in the Goldman Sachs 2002 Exchange Place Fund, L.P. From May 3 - 9, 2002, Mr. Schnatter sold a total of 250,000 shares of Common Stock at an average price of $32.25 per share in open market transactions under Rule 144 of the Act. On May 16, 2002, The John H. Schnatter Family Foundation ("Family Foundation") sold 2,500 shares of Common Stock at $33.01 per share.

        On August 27, 2002, pursuant to the terms of the 2000 GRAT, 369,664 shares of Common Stock were distributed from the 2000 GRAT to Mr. Schnatter, changing the form of ownership of these shares from indirect to direct. On August 28, 2002, Mr. Schnatter made gifts aggregating 41,050 shares of Common Stock.

        Subsequent to these transactions, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 5,635,046 shares of Common Stock, as follows: 3,883,782 shares owned directly; 49,953 shares owned by the 1997 GRAT; 367,073 shares owned by the 2000 GRAT; 975,210 shares owned by The JHS Family Limited Partnership; 71,250 shares owned by the Family Foundation; and 287,778 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing.

        By virtue of his stock ownership, and his position as Chairman of the Board and Chief Executive Officer of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

Item 5.    Interest in Securities of the Company

(a)	5,635,046 (29.7%).
(b)	Sole voting power: 5,635,046 shares Shared voting power: 0 Sole dispositive power: 5,635,046 shares Shares dispositive power: 0
(c)	Mr. Schnatter made sales, gifts and transfers of shares of Common Stock as described in Item 4.

CUSIP NO. 698813 10 2	Page 4 of 4 Pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2002	/s/ JOHN H. SCHNATTER Signature
John H. Schnatter Name

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  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Company